United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2015

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square

1250 -133 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

GENERAL MEETING OF SHAREHOLDERS

PHAROL, SGPS S.A.

PROPOSAL OF THE BOARD OF DIRECTORS

SOLE ITEM ON THE AGENDA:

(To resolve on the acquisition and disposition of own shares)

Whereas:

A)                      It is appropriate for Pharol, SGPS S.A. (the “Company”) to be able to make use, in general terms, of the possibilities inherent to the acquisition and disposition of its own shares;

B)                     Commission Regulation (EC) no. 2273/2003, of December 22, 2003, established a special system of rules containing exemptions from the general regime governing market abuse for certain share buyback programmes, and it is advisable to take such requirements into account whether or not the acquisitions in question are within the scope of the programmes covered by said Regulation;

We propose that it be resolved:

1)             To approve the acquisition by the Company of own shares, including any rights to the acquisition or allocation thereof, subject to a decision by the Board of Directors, and on the following terms:

a) Maximum number of shares to be acquired: Up to a limit equivalent to 7.7% of the share capital, deducting any dispositions made, without prejudice to such quantity as may be required for compliance with the acquirer’s obligations under law, contract or issuances of securities, subject to, if applicable, subsequent disposition, as established by law, of such shares exceeding such limit. Subject to the requirements established by law and by this resolution, the acquisitions that the Board of Directors may execute within the framework of a share buyback programme is hereby approved, such acquisition to be made in any of the forms provided for under this proposed resolution;

b) Term during which the acquisition may be made: Eighteen months, as from the date of the present proposed resolution;

c) Forms of acquisition: Subject to the terms and mandatory limits established by law, acquisition of shares, or rights of acquisition or allocation of shares, for consideration, in any form, on a regulated market or in an over-the-counter transaction, in compliance with the principle of equal treatment of shareholders as established by law, namely from a financial institution with which the Company has entered into an equity swap agreement or other similar financial derivative instruments, or any other acquisition for the purpose of, or by virtue of, complying with an obligation established by law or contract;

d) Minimum and maximum consideration for the acquisitions: The consideration of the acquisition should fall within an interval of 25% less than the lowest trading price and 25% more than the average trading price of the shares to be acquired on the Euronext Lisbon during the 3 regulated market sessions immediately preceding the date of acquisition or the creation of the right of acquisition or allocation of shares, or should correspond to the acquisition price resulting from any contracted financial instruments;

e) Objectives: The acquisition by the Company of its own shares, including rights of acquisition or allocation of its own shares, may take the form of a buyback programme pursuant to and for the purposes of Commission Regulation (EC) 2273/2003, of December 22, 2003;

f) Time of the acquisition: To be determined by the Board of Directors, taking into account the market situation and the convenience or obligations of the Company, and to be carried out on one or more occasions in the proportions established by the Board of Directors.

2)             To approve the disposition of own shares that may have been acquired, subject to a resolution of the Board of Directors, and under the following terms:

a) Minimum number of shares to be disposed of: The number corresponding to the minimum block of shares which at the time of the disposition is legally stipulated for the shares of the Company, or such lesser quantity as may be sufficient to fulfil any obligation undertaken by virtue of law or contract;

b) Term during which the disposition may be made: Eighteen months from the date of the present proposed resolution;

c) Form of disposition: Subject to the terms and mandatory limitations established by law, disposition for consideration in any form, namely by sale or exchange, to be made on a regulated market or over-the-counter to certain entities designated by the Board of Directors, in compliance with the principle of equal treatment of shareholders as established by law, namely to financial institutions counterparties to equity swap agreements or other similar financial derivative instruments, or where the disposition is resolved within the framework of, or in connection with, a proposal for the application of profits or distribution of reserves in kind, without prejudice to, in case of any disposition in fulfilment of an obligation, to be carried out in accordance with the applicable terms and conditions;

d) Minimum price: Consideration of no more than 25% below the average trading price on the Euronext Lisbon of the shares to be disposed of during the three regulated market sessions immediately preceding the date of disposition;

e) Time of disposition: To be determined by the Board of Directors, taking into account the market situation and the convenience or obligations of the Company, to be carried out on one or more occasions in the proportions established by the Board of Directors.

3)             To resolve that an indication be conveyed to the Board of Directors that, without prejudice to its freedom of decision and action within the framework of the resolutions numbers 1 and 2 above, it take into account, depending on the circumstances that the Board deems relevant (and, in particular, as regards acquisitions that are part of buyback programmes that may be the subject of the Regulation referred to in the Whereas clauses), in addition to the recommendations of the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários) in force at each moment, the following practices advisable as regards the acquisition and dispositions of own shares under the authorizations granted in accordance with the foregoing paragraphs:

a)               Disclosure to the public, before the beginning of the acquisition and disposition transactions, of the content of the preceding authorization, in particular, their goal, the maximum value of the acquisition, the maximum number of shares to be acquired and the period authorized for such purpose;

b)               Record keeping of each transaction carried out within the framework of the preceding authorizations;

c)                Public disclosure of the transactions carried out by the end of the seventh day of the trading session following the date on which such transactions take place, without prejudice to the disclosure of the final position whenever it exceeds or falls below 1%of the share capital or multiples thereof, within the periods foreseen in the regulations of the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários);

d)               Carrying out the transactions under conditions of time, manner and volume that do not disturb the regular operation of the market, namely seeking to avoid executing such transactions at sensitive times for trading, in particular, at the opening and closing of the session, at times of market disturbance and at times close to the disclosure of non-public information;

e)                Carrying out of the acquisitions at a price not exceeding the highest of the last independent transaction and the highest independent offer at the time of acquisition on the Euronext Lisbon;

f)                 Limiting the acquisitions to 25% of the daily average trading volume, or to 50% of such volume if communicated to the competent authority and disclosed to the market;

g)                Refraining from disposing of shares during any execution of a buyback programme covered by the Regulation mentioned in the Whereas clauses.

For such purpose, the Board of Directors may organize the separation of the acquisitions and their respective systems of rules, namely according to the programme in which they are included, and provide information regarding such separation in the relevant public disclosure.

Lisbon, 6 October 2015

The Board of Directors,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2015

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.